Exhibit 21.1

List of Subsidiaries

Jurisdiction
Katonah Debt Advisors, L.L.C.(1)	Delaware
KCAP Funding	Cayman Islands
Kohlberg Capital Funding LLC I	Delaware
Katonah Management Holdings LLC(1)	Delaware
Katonah X Management LLC(1)(2)	Delaware
Katonah 2007-I Management LLC(1)(2)	Delaware
Katonah 2008-II Management LLC(1)(2)	Delaware
Katonah Scott’s Cove Management LLC(1)(2)	Delaware
Commodore Holdings, L.L.C.(1)	Delaware
Trimaran Advisors, L.L.C.(1)(3)	Delaware

(1)	Represents a wholly-owned portfolio company that is not consolidated for financial reporting purposes.
(2)	A wholly-owned subsidiary of Katonah Management Holdings LLC.
(3)	A wholly-owned subsidiary of Commodore Holdings, L.L.C.